02028058

ALLIED DOMECQ

FILING NUMBER: 82-878

04 March 2002

RECEIVED
MAR 2 1 2002

The Filing Desk
Securities & Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

SUPPL

AIR MAIL

Dear Sirs,

I enclose copies of announcements that have recently been made to the London Stock Exchange for your records.

PROCESSED
APR 1 0 2002
THOMSON
FINANCIAL

Yours faithfully
Allied Domecq PLC

Steve Williams
Secretariat Assistant

Encs.

ALLIED DOMECQ PLC
THE PAVILIONS BRIDGWATER ROAD BEDMINSTER DOWN BRISTOL BS13 8AR
TELEPHONE 0117-978 5000 FACSIMILE 0117-978 5300

Company Allied Domecq PLC
TIDM ALLD
Headline Employee Trust
Released 16:13 1 Feb 2002
RNS Number 8841Q

Allied Domecq PLC

Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the discretionary trust established for the purposes of the above have advised under a notification dated 31 January 2002 that they disposed on that date of 411 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the exercise of option(s) by participant(s) under the Allied Domecq PLC Employee Share Schemes.

The total number of unallocated ordinary shares held by the Trust following this disposal is 18,474,047 shares.

The following executive directors together with all employees are potential beneficiaries of the Trust although the executive directors were not connected with the transaction that took place on 31 January 2002:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Deputy Company Secretary

1 February 2002

END

Company website

Company	Allied Domecq PLC
TIDM	ALLD
Headline	Employee Trust
Released	14:11 6 Feb 2002
RNS Number	0683R

Allied Domecq PLC

Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the discretionary trust established for the purposes of the above have advised under a notification dated 06 February 2002 that they disposed on that date of 2,896 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the exercise of option(s) by participant(s) under the Allied Domecq PLC Employee Share Schemes.

The total number of unallocated ordinary shares held by the Trust following this disposal is 18,471,151 shares.

The following executive directors together with all employees are potential beneficiaries of the Trust although the executive directors were not connected with the transaction that took place on 06 February 2002:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Deputy Company Secretary

06 February 2002

END

Company website

Company	Allied Domecq PLC
TIDM	ALLD
Headline	Employee Trust
Released	14:31 11 Feb 2002
RNS Number	2762R

Allied Domecq PLC

Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the discretionary trust established for the purposes of the above have advised under a notification dated 08 February 2002 that they disposed on that date of 48,603 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the exercise of option(s) by participant(s) under the Allied Domecq PLC Employee Share Schemes.

The total number of unallocated ordinary shares held by the Trust following this disposal is 18,422,548 shares.

The following executive directors together with all employees are potential beneficiaries of the Trust although the executive directors were not connected with the transaction that took place on 08 February 2002:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Deputy Company Secretary

11 February 2002

END

Company	Allied Domecq PLC
TIDM	ALLD
Headline	Director's Details
Released	16:19 11 Feb 2002
RNS Number	2958R

Director's Details

In accordance with paragraph 16.4 of the Listing Rules we confirm the following details in respect of Mr Gerard Jude Robinson who was appointed as a non-executive director of Allied Domecq PLC on 1 February 2002:-

(a) Directorships held by Mr Robinson in the previous 5 years

British Sky Broadcasting Group PLC (Resigned 5 May 1998)
Claridge's Hotel Limited (Resigned 07 July 1998)
Common Purpose UK (Resigned 14 December 2000)
GBLC PLC (Dissolved 8 February 1997)
Granada Group Public Limited Company (Resigned 1 February 2001)
Granada PLC (Current)
Granada UK Rental and Retail Limited (Resigned 26 March 1999)
Independent Television News Limited (Resigned 23 September 1997)
ITV Digital Holdings Limited (Resigned 18 December 1997)
ITV Digital PLC (Resigned 18 December 1997)
Novar PLC (Resigned 14 May 1997)
Taylor Made Cutting & Creasing Formes Limited (Current)
The English Stage Company Limited (Resigned 11 March 1998)

(b) Details Required by paragraphs 6.F.2(b) to (g)

No such details to be disclosed.

Neither Mr Robinson or connected persons currently hold any interests in the securities of Allied Domecq PLC.

Charles B. Brown
Deputy Company Secretary

11 February 2002

END

Company website

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Company	Allied Domecq PLC
TIDM	ALLD
Headline	Employee Trust
Released	10:16 12 Feb 2002
RNS Number	3202R

Allied Domecq PLC

Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the discretionary trust established for the purposes of the above have advised under a notification dated 11 February 2002 that they disposed on that date of 14,066 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the exercise of option(s) by participant(s) under the Allied Domecq PLC Employee Share Schemes.

The total number of unallocated ordinary shares held by the Trust following this disposal is 18,408,482 shares.

The following executive directors together with all employees are potential beneficiaries of the Trust although the executive directors were not connected with the transaction that took place on 11 February 2002:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Deputy Company Secretary

12 February 2002

END

Company	Allied Domecq PLC
TIDM	ALLD
Headline	Employee Trust
Released	12:38 13 Feb 2002
RNS Number	4046R

Allied Domecq PLC

Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the discretionary trust established for the purposes of the above have advised under a notification dated 12 February 2002 that they disposed on that date of 31,851 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the exercise of option(s) by participant(s) under the Allied Domecq PLC Employee Share Schemes.

The total number of unallocated ordinary shares held by the Trust following this disposal is 18,376,631 shares.

The following executive directors together with all employees are potential beneficiaries of the Trust although the executive directors were not connected with the transaction that took place on 12 February 2002:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Deputy Company Secretary

13 February 2002

END

Company website

Company	Allied Domecq PLC
TIDM	ALLD
Headline	Employee Trust
Released	13:33 14 Feb 2002
RNS Number	4807R

Allied Domecq PLC

Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the discretionary trust established for the purposes of the above have advised under a notification dated 14 February 2002 that they disposed on that date of 1,330 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the exercise of option(s) by participant(s) under the Allied Domecq PLC Employee Share Schemes.

The total number of unallocated ordinary shares held by the Trust following this disposal is 18,375,301 shares.

The following executive directors together with all employees are potential beneficiaries of the Trust although the executive directors were not connected with the transaction that took place on 14 February 2002:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Deputy Company Secretary

14 February 2002

END

Company website

Company	Allied Domecq PLC
TIDM	ALLD
Headline	Employee Trust
Released	09:02 19 Feb 2002
RNS Number	6705R

Allied Domecq PLC

Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the discretionary trust established for the purposes of the above have advised under two notifications dated 18 February 2002 that they disposed on that date of a total of 48,262 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the exercise of option(s) by participant(s) under the Allied Domecq PLC Employee Share Schemes.

The total number of unallocated ordinary shares held by the Trust following these disposals is 18,327,039 shares.

The following executive directors together with all employees are potential beneficiaries of the Trust although the executive directors were not connected with the transactions that took place on 18 February 2002:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Deputy Company Secretary

19 February 2002

END

Company	Allied Domecq PLC
TIDM	ALLD
Headline	Employee Trust
Released	17:27 22 Feb 2002
RNS Number	9343R

Allied Domecq PLC

Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the discretionary trust established for the purposes of the above have advised under a notification dated 22 February 2002 that they disposed on that date of 28,806 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the exercise of option(s) by participant(s) under the Allied Domecq PLC Employee Share Schemes.

The total number of unallocated ordinary shares held by the Trust following this disposal is 18,298,233 shares.

The following executive directors together with all employees are potential beneficiaries of the Trust although the executive directors were not connected with the transaction that took place on 22 February 2002:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Deputy Company Secretary

22 February 2002

END

Company website

Company	Allied Domecq PLC
TIDM	ALLD
Headline	Acquisition
Released	07:01 27 Feb 2002
RNS Number	0934S

FOR IMMEDIATE RELEASE
27 February 2002

THIS ANNOUNCEMENT IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN.

ALLIED DOMECQ PLC
ACQUIRES MALIBU AND MUMM CUVÉE NAPA & PROPOSES EQUITY PLACING

Allied Domecq PLC ("Allied Domecq"), the international spirits and wine group, today announces that it has entered into an agreement to acquire Malibu, a leading international spirits brand, and Mumm Cuvée Napa ("MCN"), a premium Californian sparkling wine, and associated assets from Diageo for a cash consideration of £587.5 million on a debt free basis, subject to a working capital adjustment. The acquisition will be funded using existing debt facilities and the proceeds from a proposed placing of approximately £150 million of new Allied Domecq ordinary shares. The purchase of Malibu and MCN is conditional upon receiving relevant regulatory approvals.

Allied Domecq's chief executive Philip Bowman said, "I am delighted by this strategic acquisition. It delivers a fast growing global spirits brand as well as a great addition to our wine portfolio. Malibu gives us a highly sought after rum-based brand with a proven growth record to add to our *portfolio of premium international spirits brands. It has critical mass, an on-trade presence and* will add momentum in a number of our key markets. MCN will be integrated into Allied Domecq's premium wine portfolio and further develops our growing global wine business."

The acquisition will mark an important step forward in Allied Domecq's strategy of enhancing the growth profile of its brand portfolio, building critical mass in markets of strategic importance and expanding its global premium wine business.

Philip Bowman continued, "We have acquired two great brands at a good price. Malibu brings exciting opportunities to develop new products and new markets. MCN is an excellent sparkling wine that allows us to reunite most of the Mumm brand. Subject to approval of this transaction by the FTC, this deal vindicates our strategy regarding the Captain Morgan litigation, enabling certainty of acquiring a leading, fast growing, global brand."

In addition to and conditional upon the successful completion of the Malibu acquisition, Allied Domecq and Destilería Serrallés, Inc. have reached agreement with Diageo to withdraw the litigation in relation to the rights to the Captain Morgan rum brand.

Malibu

Malibu will add a leading, global brand with an excellent growth record to Allied Domecq's spirits portfolio. The brand is a coconut flavoured 'Caribbean' rum-based spirit with significant sales in the United States, the United Kingdom, France and Spain; it is also sold in over 80 additional countries. Following completion of the transaction, distribution of Malibu will be transferred to

Allied Domecq's own extensive distribution network. In the year ended June 2001, the brand had total sales of 2.3 million cases, net sales of £99.3 million and a Contribution After Marketing & Promotion (CAMP) of £43.5 million. (1) Between 1999 and 2001, Malibu's global sales volume increased by over 30% whilst CAMP grew by nearly 60%.

Malibu Historical Financials (3 Previous Financial Years to June)

Performance	1999A	2000A	2001A
Volume (9L cases, '000s)	**1,758**	**1,961**	**2,330**
Net Sales Value (£m)	**70.7**	**79.0**	**99.3**
Marketing & Promotion (£m)	**(23.2)**	**(26.4)**	**(30.8)**
CAMP (£m)	**27.4**	**31.2**	**43.5**

Source: Diageo Un-audited Internal Financial Results

MCN

Based in the Napa Valley, MCN will add a premium Californian sparkling wine to Allied Domecq's growing wine portfolio. In addition, Allied Domecq will secure ownership of the remaining Mumm marks for South American wine. In the year ended June 2001, Allied Domecq estimates that MCN, previously owned by Seagram, had total sales of 0.2 million cases and generated a CAMP of approximately £3 million. (2)

Financial Impact

As part of the integration of the Malibu brand, Allied Domecq intends to reduce Malibu's stocks in line with Allied Domecq target levels, resulting in lower sales of the brand (primarily in the US) in the initial period of ownership. The acquisition, which will be funded partially from Allied Domecq's existing debt facilities and partially from the proposed placing detailed below, is expected to be broadly earnings neutral (before the amortisation of goodwill) in Allied Domecq's 2003 fiscal year.

Goldman Sachs International acted as exclusive financial adviser to Allied Domecq in relation to the acquisition of Malibu and MCN.

Proposed placing of new Allied Domecq shares

To finance part of the purchase price, Allied Domecq intends to raise approximately £150 million through an equity offering of new ordinary shares (the "New Ordinary Shares") to institutional investors (the "Placing").

Cazenove & Co. Ltd ("Cazenove") and Schroder Salomon Smith Barney ("SSSB") are acting as joint international placement agents and joint bookrunners to the Placing. The issue of New Ordinary Shares will take place at a price established through a bookbuilding process to be carried out by Cazenove and SSSB as agents for Allied Domecq. Details of the number of New Ordinary Shares to be issued and the price at which they are to be offered are expected to be determined and announced as soon as practicable after the bookbuilding process closes (which is expected to be no later than 5.00 p.m. today). The executive directors (Philip Bowman, Graham Hetherington, David Scotland and Richard Turner) have agreed to participate in the Placing at the price determined by the bookbuild. The Placing is conditional on the matters described in the Appendix to this announcement and will be conducted in accordance with the terms and conditions set out therein. The Placing is not conditional on the completion of the acquisition. In the event that the acquisition does not complete, the proceeds from the Placing will be used for general corporate purposes.

The New Ordinary Shares will be credited as fully paid and will rank pari passu in all respects with the existing ordinary shares of 25p each in the capital of Allied Domecq including the right to receive all dividends and other distributions declared, made or paid after the date of issue. Application will be made for the New Ordinary Shares to be admitted to the Official List maintained by the United Kingdom Listing Authority, and to be admitted to trading by the London Stock Exchange on its market for listed securities.

(1) Source: Diageo Un-audited Internal Financial Results; CAMP is a Diageo measure of profit that deducts cost of goods sold (including distribution costs), and marketing & promotion expenditure from net sales value

(2) The MCN assets were previously owned by J.E. Seagram & Sons Ltd. There are no standalone financial results available for MCN. Allied Domecq has used information made available by Diageo to make its own estimate of a comparable CAMP measure for the year to June 2001.

For further information on the Acquisition, please contact:

Jane Mussared, Director of Corporate Affairs	Allied Domecq PLC	+44 (0)117 978 8255 +44 (0) 7880 783 532
Peter Durman, Director of Investor Relations	Allied Domecq PLC	+44 (0)117 978 5753 +44 (0) 7771 974 817
Meyrick Cox	Goldman Sachs International	+44 (0)207 774 4652
Anthony Cardew	Cardew & Co.	+44 (0)207 930 0777

For further information on the Proposed Placing, please contact:

David Mayhew Roger Lambert	Cazenove & Co. Ltd	+44 (0)207 588 2828
David James Gareth Lake	Schroder Salomon Smith Barney	+44 (0)207 986 4000

This announcement is for information purposes only and does not constitute an offer or an invitation to underwrite, subscribe for or otherwise acquire or dispose of any securities or investment advice. Past performance is not a guide for the future performance of Allied Domecq, Malibu or MCN and persons needing advice should consult an independent financial adviser.

This announcement is not an offer of securities for sale in the United States and does not constitute an offer to sell or issue or the solicitation of an offer to buy or acquire ordinary shares in the capital of Allied Domecq in the United States or any jurisdiction in which such an offer or solicitation is unlawful. The information contained herein is not for publication or distribution to persons in the United States. The New Ordinary Shares have not been and will not be registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States unless they are registered with the U.S. Securities and Exchange Commission or an exemption from the registration requirements of the Securities Act is available. There will be no public offering of the New Ordinary Shares in the United States.

The New Ordinary Shares are not and will not be offered in The Netherlands other than to persons who trade or invest in securities in the conduct of their profession or trade (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, other institutional investors and commercial enterprises which as an ancillary activity regularly invest in securities), within the meaning of Section 2 of the 1995 Act on the

Supervision of the Securities Trade Exemption Regulation (Vrijstellingsregeling Wet toezicht effectenverkeer 1995).

This announcement includes 'forward-looking statements'. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding Allied Domecq's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Allied Domecq's products and services), as well as those regarding the outlook for Malibu and MCN, are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Allied Domecq or those markets and economies to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding Allied Domecq's present and future business strategies and the environment in which Allied Domecq will operate in the future. These forward-looking statements speak only as at the date of this announcement. Allied Domecq expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in Allied Domecq's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

This announcement has been issued by Allied Domecq and is the sole responsibility of Allied Domecq. Cazenove and SSSB are acting exclusively for Allied Domecq and no one else in connection with the Placing and will not be responsible to anyone other than Allied Domecq for providing the protections afforded to clients of Cazenove and SSSB nor for providing any advice in relation to the Placing or any other matters referred to in this press announcement.

Goldman Sachs International ("GSI") have advised Allied Domecq and no one else in relation to the acquisition and will not be responsible to anyone other than Allied Domecq for providing the protections afforded to clients of GSI.

APPENDIX: IMPORTANT INFORMATION ON THE PLACING

MEMBERS OF THE PUBLIC ARE NOT ELIGIBLE TO TAKE PART IN THE PLACING. THIS APPENDIX AND THE TERMS AND CONDITIONS SET OUT HEREIN ARE DIRECTED ONLY AT PERSONS WHO HAVE PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS FALLING WITHIN ARTICLE 19(5)(a) TO (e) ("INVESTMENT PROFESSIONALS") OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2001 (AS AMENDED) (THE "ORDER") OR ARE PERSONS FALLING WITHIN ARTICLE 49(2)(a) TO (d) ("HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS, ETC") OF THE ORDER OR TO WHOM IT MAY OTHERWISE LAWFULLY BE COMMUNICATED (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS "RELEVANT PERSONS"). THIS APPENDIX AND THE TERMS AND CONDITIONS SET OUT HEREIN MUST NOT BE ACTED ON OR RELIED ON BY PERSONS WHO ARE NOT RELEVANT PERSONS. ANY INVESTMENT OR INVESTMENT ACTIVITY TO WHICH THIS APPENDIX AND THE TERMS AND CONDITIONS SET OUT HEREIN RELATES IS AVAILABLE ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS.

No Prospectus

No prospectus or listing particulars have been or will be submitted to be approved by the UK Listing Authority or filed with the Registrar of Companies in England and Wales in relation to the new ordinary shares in the capital of Allied Domecq to be issued as part of the Placing (defined in this Appendix as the "Placing Shares").

If you participate in the Placing you will acquire Placing Shares on the terms and conditions contained in this Appendix.

The distribution of this announcement and the Placing and/or issue of the Placing Shares in certain jurisdictions may be restricted by law. No action has been taken by Allied Domecq, Cazenove or SSSB that would permit an offer of the Placing Shares or possession or distribution of this announcement or any other offering or publicity material relating to such Placing Shares

in any jurisdiction where action for that purpose is required. Persons into whose possession this announcement comes are required by Allied Domecq, Cazenove or SSSB to inform themselves about and to observe any such restrictions.

Details of the Placing Agreement and the Placing Shares

Cazenove & Co. Ltd and Schroder Salomon Smith Barney (the "Managers") have entered into a placing agreement (the "Placing Agreement") with Allied Domecq under which, on the terms and subject to the conditions set out in the Placing Agreement, each of them has agreed severally, and not jointly or jointly or severally, to use reasonable endeavours to procure placees ("Placees"), on the terms and subject to the conditions set out in this Appendix, for the issue of the Placing Shares or failing which to acquire such Placing Shares themselves.

The Placing Shares will be validly issued, credited as fully paid and free from any pledge, lien, mortgage, security interest, claim or equity or similar rights or pre-emptive rights and will rank pari passu with all of the other ordinary shares of 25p each of Allied Domecq in issue including the right to receive all dividends and other distributions declared, made or paid in respect of such ordinary shares after the date of issue. No stamp duty or stamp duty reserve tax is payable on the issue of Placing Shares to the Placees. No commissions will be payable to Placees in respect of any Placing Shares.

Bookbuilding

The Managers will carry out a bookbuilding procedure (the "Bookbuilding") to arrange participation in the Placing by Placees. This announcement gives details of the terms and conditions of the Bookbuilding.

Subject to agreement of the Placing Price and the number of Placing Shares between Allied Domecq and the Managers and satisfaction of other conditions set out in the Placing Agreement, the Managers intend, following the close of the Bookbuilding, to enter into a written commitment to underwrite the Placing (the "Terms of Issue").

Principal terms of the Bookbuilding

1. Participation in the Placing will only be available to persons who may lawfully be, and are, invited to participate by either of the Managers. The Bookbuilding is expected to close no later than 5.00 p.m. today, but may be closed earlier at the sole discretion of the Managers. The acceptance of bids, in whole or part, is at the relevant Manager's absolute discretion. The Managers may, at their joint discretion, choose to accept bids received after the Bookbuilding has closed. Each of the Managers is entitled to submit bids as principal in the Bookbuilding.

2. Following the Bookbuilding, Allied Domecq and the Managers will seek to agree a price which will be payable by all Placees to the relevant Manager in respect of each of the Placing Shares to be acquired in the Placing (the "Placing Price") to be set out in the Terms of Issue. Any discount of the Placing Price to the market price of the ordinary shares of Allied Domecq will be determined in accordance with the Listing Rules of the UK Listing Authority (the "UKLA") and IPC guidelines. Subject to signature of the Terms of Issue by Allied Domecq and each of the Managers, the Managers shall have the joint discretion to proceed with the Placing even if it will raise less than the expected £150 million.

3. Your bid should state the number of Placing Shares or monetary value for which you wish to subscribe at either the Placing Price which is ultimately established by the Managers or at a price or prices up to a price limit specified in your bid.

4. A bid in the Bookbuilding will be made on the terms and conditions in this announcement and will be legally binding on the Placee on behalf of which it is made (to the extent that it is not varied or revoked prior to the close of the Bookbuilding) and will not be capable of variation or revocation after the close of the Bookbuilding.

5. To participate in the Bookbuilding you should communicate your bid by telephone to your usual sales contact at either of the Managers. If successful, your allocation (and the Placing Price) will be confirmed to you orally as soon as practicable following the close of the Bookbuilding. Confirmation of your allocation by the relevant Manager will constitute a legally binding commitment upon the Company to allot and issue to you, and upon you to acquire, the number of Placing Shares allocated to you on the terms and conditions set out in this announcement.

   Your obligations will be owed by you to Allied Domecq and to the Manager through whom you submitted your bid. The allotment and issue of Placing Shares to you by Allied Domecq will be in consideration for the transfer to Allied Domecq, by the Manager to whom you have submitted a bid (or by a company it controls), of shares in a Jersey incorporated company (the "Jersey Company").

   You will, however, also have an immediate, separate binding obligation, owed to the relevant Manager, to pay to it in cleared funds an amount equal to the product of the Placing Price and the number of Placing Shares you have agreed to acquire. The Manager concerned will effect or procure the necessary transfer to Allied Domecq of shares in the Jersey Company in consideration of your payment to such Manager of the Placing Price multiplied by the number of Placing Shares which you become obliged to acquire under the Bookbuilding.

6. As soon as practicable following the Bookbuilding and agreement of the Placing Price, a further announcement will be made on behalf of Allied Domecq giving details of the size of the Placing and the Placing Price (the "Final Press Announcement").

7. By participating in the Bookbuilding you agree that your rights and obligations in respect of the Placing will terminate only in the circumstances described below and will not be capable of rescission or termination by you.

Registration and Settlement

If you are allocated any Placing Shares in the Bookbuilding you will be sent a conditional contract note which will confirm the number of Placing Shares allocated to you, the Placing Price and the aggregate amount owed by you to the Manager to whom you submitted a bid in the Bookbuilding. You agree that you will do all things necessary to ensure that delivery and payment is completed in accordance with either the standing CREST or certificated settlement instructions which you have in place with the relevant Manager.

Settlement will be on a T+3 basis.

Interest is chargeable daily on payments not received on the due date in accordance with the arrangements set out above, in respect of either CREST or certificated deliveries, at the rate of 2 percentage points above prevailing LIBOR.

If you do not comply with these obligations the relevant Manager may sell your Placing Shares on your behalf and retain from the proceeds, for its own account and benefit, an amount equal to the Placing Price plus any interest due. You will, however, remain liable for any shortfall below the Placing Price and you may be required to bear any stamp duty or stamp duty reserve tax (together with any interest or penalties) which may arise upon the sale of your Placing Shares on your behalf.

Settlement of transactions in the Placing Shares following Admission will take place within the CREST system, subject to certain exceptions. In the event of any difficulties or delays in the admission of Allied Domecq's securities to CREST or the use of CREST in relation to the Placing, Allied Domecq and the Managers may agree that all of the Placing Shares should be issued in certificated form and the provisions in the Placing Agreement relating to the Placing settlement arrangements will then be deemed to be modified accordingly.

Each of the Managers reserve the right to require settlement for the Placing Shares, and to deliver the Placing Shares to you, by such other means as it deems necessary if delivery or settlement to you is not practicable within the CREST system or would not be consistent with regulatory requirements in your jurisdiction.

If Placing Shares are to be delivered to a custodian or settlement agent, please ensure that, upon receipt, the conditional contract note is copied and delivered immediately to the relevant person within that organisation.

Application for admission to listing and trading

Application will be made to the UKLA for admission of the Placing Shares to the Official List maintained by the UKLA and to the London Stock Exchange plc (the "London Stock Exchange") for admission to trading of the Placing Shares on the London Stock Exchange's market for listed securities ("Admission").

Conditions of the Placing

The obligations of each of the Managers in respect of the Placing are conditional on, inter alia:

1. there having been, in the reasonable judgement of the Managers, as at the time of the commencement of dealings in the Placing Shares following Admission (the "Closing Time"), no adverse change or any development which might reasonably be expected to result in an adverse change which is material in the context of the Placing, to the financial or other condition or business prospects of Allied Domecq or the Allied Domecq group, whether or not arising in the ordinary course of business;

2. none of the representations and warranties of Allied Domecq contained in the Placing Agreement being untrue, inaccurate, incorrect or misleading in any respect which is, in the reasonable opinion of the Managers, material in the context of the Placing as at the date of this announcement and as at the Closing Time and Allied Domecq not being in breach of any of its obligations under the Placing Agreement in any respect which is, in the reasonable opinion of the Managers, material in the context of the Placing, on or before the Closing Time;

3. the Managers receiving, prior to the Closing Time, certain confirmations and legal opinions in accordance with the Placing Agreement;

4. Admission having occurred by 8.00 a.m. (London time) on Tuesday 5 March 2002 (or such later date as the Managers may agree);

5. the Terms of Issue having been executed;

6. Allied Domecq allotting, subject only to Admission, the Placing Shares in accordance with the terms of the Placing Agreement;

7. the Subscription and Transfer Agreement (as defined in the Placing Agreement) having been duly executed and delivered by the parties thereto and there having occurred no default or breach by Allied Domecq or the Jersey Company of its terms by the time immediately prior to Admission which, in the reasonable opinion of the Managers, would be material in the context of the Placing;

8. Allied Domecq having complied with its obligations to deliver certain documents to the Managers under the Placing Agreement; and

9. the publication of this announcement and the Final Press Announcement through the Regulatory News Service of the London Stock Exchange as required by the Placing Agreement.

The Managers may, at their joint agreement and discretion and upon such terms as they jointly think fit, waive compliance by Allied Domecq with the whole or any part of any of Allied Domecq's obligations in relation to the conditions in the Placing Agreement, save that the condition relating to Admission referred to in paragraph 4 above may not be waived. The Managers, acting jointly, reserve the right to extend the time and/or date for fulfilment of any of the conditions in the Placing Agreement.

Termination of the Placing

The Managers acting jointly may, by notice to Allied Domecq, terminate the Placing Agreement at any time before the Closing Time, after consultation with Allied Domecq where practicable, in any of the following circumstances:

(a) if there shall have come to the notice of the Managers any breach of, or any event rendering untrue, inaccurate, incorrect or misleading in any respect, any of the representations and warranties contained in the Placing Agreement (or the same would be breached, untrue, inaccurate, incorrect or misleading if repeated at any time before the Closing Time) or any failure to perform any of Allied Domecq's undertakings or agreements in the Placing Agreement which is, in the reasonable opinion of the Managers, material in the context of the Placing;

(b) if any of the conditions specified in the Placing Agreement has not been satisfied or waived by the Managers as provided therein; or

(c) (i) if there shall have been, in the reasonable opinion of the Managers, since the date hereof, such a change in national or international financial, political or economic conditions or currency exchange rates or foreign exchange controls the effect of which would in their view be likely to prejudice materially the success of the offering and distribution of the Placing Shares or dealings in the Placing Shares in the secondary market; or

(ii) if trading in any securities of Allied Domecq has been suspended or materially limited by the London Stock Exchange or on any exchange or over-the-counter market, or if trading generally on the New York Stock Exchange or the London Stock Exchange has been suspended or limited, or minimum or maximum prices for trading have been fixed, or maximum ranges for prices for securities have been required by any of the said exchanges or by such system or by order of any governmental authority.

Any decision by the Managers to extend the time and/or date for fulfilment of any of conditions in the Placing Agreement will not affect Placees' commitments under this Appendix. The Managers shall have no liability to any Placee (or any other person whether acting on behalf of a Placee or otherwise) in respect of any decision they may make as to whether or not to waive or to extend the time and/or date for the satisfaction of any condition in the Placing Agreement nor for any decision as to whether or not to terminate the Managers' obligations under the Placing Agreement.

Placees' rights and obligations hereunder will not be capable of termination or rescission, except if the Managers' obligations under the Placing Agreement are terminated or if their obligations under the Placing Agreement do not become unconditional in accordance with its terms by the times and/or dates specified (or such later times and/or dates as the Managers and Allied Domecq may agree) in which case the Placing will lapse and Placees' rights and obligations under this Appendix shall cease and determine at such time and no claim can be made by you in respect thereof.

Representations and other agreements

By submitting a bid in the Bookbuilding, you:

1. represent and warrant that the issue to you of Placing Shares will not give rise to a liability

under any of sections 67, 70, 93 or 96 of the Finance Act 1986 (depositary receipts and clearance services);

2. represent and warrant that you are, or at the time the Placing Shares are subscribed or purchased will be, the beneficial owner of such Placing Shares and you are not a resident of Canada, Japan or Australia and, unless you have executed an investment purchase letter in the form provided to you, you are located outside the United States (within the meaning of Regulation S under the United States Securities Act of 1933, as amended (the "Securities Act"));

3. acknowledge and any person acting on your behalf acknowledges that the Placing Shares have not been and will not be registered under the securities legislation of Australia, Canada or Japan and, subject to certain exceptions, may not be offered, sold, taken up, renounced or delivered or transferred, directly or indirectly, within Australia, Canada or Japan;

4. represent and warrant that you and any person acting on your behalf are entitled to subscribe for and/or purchase Placing Shares under the laws of all relevant jurisdictions and you and any person acting on your behalf have fully observed such laws and have all necessary capacity and have obtained all necessary consents and authorities to enable you to commit to this participation and to perform your obligations in relation thereto (including, without limitation, in the case of a person acting on behalf of a Placee, all necessary consents and authorities to agree to the terms set out or referred to in this Appendix), under those laws or otherwise;

5. undertake that you and any person acting on your behalf will pay for the Placing Shares acquired by you in accordance with this announcement on the due times and dates set out in this announcement, failing which the relevant Placing Shares may be placed with other subscribers or purchasers at such price as the Managers determine;

6. undertake that the person who you or any person acting on your behalf specifies for registration as holder of the Placing Shares will be (i) the Placee or (ii) a nominee of the Placee, as the case may be. Neither the Managers nor Allied Domecq will be responsible for any liability to stamp duty or stamp duty reserve tax resulting from a failure to observe this requirement. You and any person acting on your behalf agrees to subscribe on the basis that the Placing Shares will be allotted to a CREST stock account of either of the Managers who will hold them as nominee on behalf of the Placee until settlement in accordance with its standing settlement instructions with you;

7. represent and warrant that you and any person acting on your behalf falls within (i) paragraph 3(a) of Schedule 11 to the Financial Services and Markets Act 2000 (the "FSMA") (a person whose ordinary activities involve it in acquiring, managing or disposing of investments (as principal or agent) for the purpose of its business) and within Article 19 and/or 49 of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2001, as amended;

8. undertake that you will acquire, hold, manage and (if applicable) dispose of any Placing Shares that are allocated to you for the purposes of your business;

9. represent and warrant that you have not offered or sold and undertake that, prior to the expiry of six months from the Closing Time, you will not offer or sell any Placing Shares in the United Kingdom except in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offer of Securities Regulations 1995;

10. represent and warrant that you have only communicated or caused to be communicated and undertake that you will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) relating to Placing Shares in circumstances in which section 21(1) of the FSMA

does not require approval of the communication by an authorised person;

11. represent and warrant that you have complied and undertake that you will comply with all applicable provisions of the FSMA with respect to anything done by you or on your behalf in relation to the Placing Shares in, from or otherwise involving the United Kingdom;

12. represent and warrant that you and any person acting on your behalf (i) are aware of your obligations in connection with money laundering under the Criminal Justice Act 1993, (ii) you have verified the identity of your clients in accordance with the Money Laundering Regulations (1993) (the "Regulations") and (iii) you have complied fully with your obligations under the Regulations;

13. acknowledge that the content of this announcement (including this Appendix) is exclusively the responsibility of Allied Domecq and you represent, warrant and agree that the only information upon which you are entitled to rely and on which you have relied in committing yourself to subscribe for Placing Shares is that contained in this announcement (including this Appendix);

14. confirm that you have neither received nor relied on any other information, representation, warranty or statement made by or on behalf of either of the Managers or Allied Domecq and neither of the Managers nor any person acting on their behalf has or shall have any liability for any information or representation relating to Allied Domecq nor will be liable for any Placee's decision to accept to participate in the Placing based on any such information, representation, warranty or statement. You acknowledge and agree that you have relied upon your own investigation of the business, financial or other position of Allied Domecq in accepting a participation in the Placing. Nothing in this paragraph shall exclude any liability of any person for fraudulent misrepresentation;

15. acknowledge that participation in the Placing is on the basis that you are not and will not be clients of either of the Managers and that neither of the Managers has duties or responsibilities to you for providing protections afforded to their clients or for providing advice in relation to the Placing nor in respect of any representations, warranties, undertakings or indemnities contained in the Placing Agreement;

16. agree that Allied Domecq, the Managers and others will rely upon the truth and accuracy of the foregoing representations, warranties and acknowledgements; and

17. agree that this Appendix and all documents into which this Appendix is incorporated by reference or otherwise validly forms a part will be governed by and construed in accordance with English law. All agreements to subscribe for shares pursuant to the Bookbuilding and/or the Placing will be governed by English law and the English courts shall have "exclusive" jurisdiction in relation thereto except that enforcement proceedings in respect of the obligation to pay the Placing Price may be taken by either of the Managers in any jurisdiction in which the relevant Placee is incorporated or in which any of its securities have a quotation on a recognised stock exchange.

Please also note that the agreement to allot and issue Placing Shares to you (or the person for whom you are contracting as agent) free of stamp duty and stamp duty reserve tax depends on the settlement relating only to their allotment and issue to you or such person direct from Allied Domecq for the Placing Shares in question. Such agreement assumes that the Placing Shares are not being acquired in connection with arrangements to issue depositary receipts or to transfer the Placing Shares into a clearance service. If there were any such arrangements, or the settlement related to other dealing in the Placing Shares, stamp duty or stamp duty reserve tax may be payable, for which neither Allied Domecq nor the Managers would be responsible. If this is the case, it would be sensible if you were to take your own advice and you should notify the relevant Manager accordingly.

The representations, warranties, acknowledgements and undertakings contained in this Appendix are given to each of the Managers for itself and on behalf of Allied Domecq and are

irrevocable.

The Managers are acting exclusively for Allied Domecq and no one else in connection with the Bookbuilding and the Placing and will not be responsible to anyone (including Placees) other than Allied Domecq for providing the protections afforded to customers of the Managers or for providing advice in relation to the Bookbuilding or the Placing or any other matters referred to in this press announcement.

Each Placee and any person acting on behalf of the Placee acknowledges that neither of the Managers owes fiduciary or other duties to any Placee in respect of any representations, warranties, undertakings or indemnities in the Placing Agreement.

Each Placee and any person acting on behalf of the Placee acknowledges and agrees that each of the Managers may (at its absolute discretion) satisfy its obligations to procure Placees by itself agreeing to become the Placee in respect of some or all of the Placing Shares or by nominating any connected or associated person to do so.

When a Placee or any person acting on behalf of the Placee is dealing with either of the Managers, any money held in an account with either Manager on behalf of the Placee and/or any person acting on behalf of the Placee will not be treated as client money within the meaning of the FSA rules which therefore will not require the Managers to segregate such money, as that money will be held by them under a banking relationship and not as trustee.

All times and dates in this Appendix may be subject to amendment. We shall notify the Placee and any person acting on behalf of the Placee of any changes.

END

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ALLIED DOMECQ PLC
ACQUIRES MALIBU AND MUMM CUVÉE NAPA

Allied Domecq PLC ("Allied Domecq"), the international spirits and wine group, today announces that it has entered into an agreement to acquire Malibu, a leading international spirits brand, and Mumm Cuvée Napa ("MCN"), a premium Californian sparkling wine, and associated assets from Diageo for a cash consideration of £587.5 million on a debt free basis, subject to a working capital adjustment. The purchase of Malibu and MCN is conditional upon receiving relevant regulatory approvals.

Allied Domecq's chief executive Philip Bowman said, "I am delighted by this strategic acquisition. It delivers a fast growing global spirits brand as well as a great addition to our wine portfolio. Malibu gives us a highly sought after rum-based brand with a proven growth record to add to our portfolio of premium international spirits brands. It has critical mass, an on-trade presence and will add momentum in a number of our key markets. MCN will be integrated into Allied Domecq's premium wine portfolio and further develops our growing global wine business."

The acquisition will mark an important step forward in Allied Domecq's strategy of enhancing the growth profile of its brand portfolio, building critical mass in markets of strategic importance and expanding its global premium wine business.

Philip Bowman continued, "We have acquired two great brands at a good price. Malibu brings exciting opportunities to develop new products and new markets. MCN is an excellent sparkling wine that allows us to reunite most of the Mumm brand. Subject to approval of this transaction by the FTC, this deal vindicates our strategy regarding the Captain Morgan litigation, enabling certainty of acquiring a leading, fast growing, global brand."

In addition to and conditional upon the successful completion of the Malibu acquisition, Allied Domecq and Destilería Serrallés, Inc. have reached agreement with Diageo to withdraw the litigation in relation to the rights to the Captain Morgan rum brand.

Malibu

Malibu will add a leading, global brand with an excellent growth record to Allied Domecq's spirits portfolio. The brand is a coconut flavoured 'Caribbean' rum-based spirit with significant sales in the United States, the United Kingdom, France and Spain; it is also sold in over 80 additional countries. Following completion of the transaction, distribution of Malibu will be transferred to Allied Domecq's own extensive distribution network. In the year ended June 2001, the brand had total sales of 2.3 million cases, net sales of £99.3 million and a Contribution After Marketing & Promotion (CAMP) of £43.5 million.[1] Between 1999 and 2001, Malibu's global sales volume increased by over 30% whilst CAMP grew by nearly 60%.

[1] *Source: Diageo Un-audited Internal Financial Results; CAMP is a Diageo measure of profit that deducts cost of goods sold (including distribution costs) and marketing & promotion expenditure from net sales value*

Malibu Historical Financials (3 Previous Financial Years to June)

Performance	1999A	2000A	2001A
Volume (9L cases, '000s)	1,758	1,961	2,330
Net Sales Value (£m)	70.7	79.0	99.3
Marketing & Promotion (£m)	(23.2)	(26.4)	(30.8)
CAMP (£m)	27.4	31.2	43.5

Source: Diageo Un-audited Internal Financial Results

MCN

Based in the Napa Valley, MCN will add a premium Californian sparkling wine to Allied Domecq's growing wine portfolio. In addition, Allied Domecq will secure ownership of the remaining Mumm marks for South American wine. In the year ended June 2001, Allied Domecq estimates that MCN, previously owned by Seagram, had total sales of 0.2 million cases and generated a CAMP of approximately £3 million.[2]

Financial Impact

As part of the integration of the Malibu brand, Allied Domecq intends to reduce Malibu's stocks in line with Allied Domecq target levels, resulting in lower sales of the brand (primarily in the US) in the initial period of ownership. The acquisition is expected to be broadly earnings neutral (before the amortisation of goodwill) in Allied Domecq's 2003 fiscal year.

Goldman Sachs International acted as exclusive financial adviser to Allied Domecq in relation to the acquisition of Malibu and MCN.

For further information on the Acquisition, please contact:

Jane Mussared, Director of Corporate Affairs	Allied Domecq PLC	+44 (0)117 978 8255 +44 (0) 7880 783 532
Peter Durman, Director of Investor Relations	Allied Domecq PLC	+44 (0)117 978 5753 +44 (0) 7771 974 817
Meyrick Cox	Goldman Sachs International	+44 (0)207 774 4652
Anthony Cardew	Cardew & Co.	+44 (0)207 930 0777

This announcement is for information purposes only and does not constitute an offer or an invitation to underwrite, subscribe for or otherwise acquire or dispose of any securities or investment advice. Past performance is not a guide for the future performance of

[2] The MCN assets were previously owned by J.E. Seagram & Sons Ltd. There are no standalone financial results available for MCN. Allied Domecq has used information made available by Diageo to make its own estimate of a comparable CAMP measure for the year to June 2001.

Allied Domecq, Malibu or MCN and persons needing advice should consult an independent financial adviser.

This announcement includes 'forward-looking statements'. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding Allied Domecq's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Allied Domecq's products and services), as well as those regarding the outlook for Malibu and MCN, are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Allied Domecq or those markets and economies to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding Allied Domecq's present and future business strategies and the environment in which Allied Domecq will operate in the future. These forward-looking statements speak only as at the date of this announcement. Allied Domecq expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in Allied Domecq's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

This announcement has been issued by Allied Domecq and is the sole responsibility of Allied Domecq. Goldman Sachs International ("GSI") have advised Allied Domecq and no one else in relation to the acquisition and will not be responsible to anyone other than Allied Domecq for providing the protections afforded to clients of GSI.

Company	Allied Domecq PLC
TIDM	ALLD
Headline	Result of Equity Issue
Released	16:19 27 Feb 2002
RNS Number	1454S

27 February 2002

Results of the Placing of Ordinary Shares of Allied Domecq PLC (the "Placing")

THIS ANNOUNCEMENT IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA, JAPAN OR THE NETHERLANDS.

Further to the announcement of the Placing earlier today and following the completion of an accelerated bookbuilding process, Allied Domecq PLC ("Allied Domecq") announces details of the pricing and size of the Placing.

- 39 million new ordinary shares (the "New Ordinary Shares") have been placed by Cazenove & Co. Ltd ("Cazenove") and Schroder Salomon Smith Barney ("SSSB") at a price of 390 pence per New Ordinary Share.

- The New Ordinary Shares represent 3.7 per cent. of Allied Domecq's existing issued share capital. Following the Placing, Allied Domecq will have an issued share capital of 1,106,570,314 ordinary shares.

- The gross proceeds receivable by Allied Domecq are approximately £152 million.

- Application has been made for, and the Placing is conditional upon, admission of the New Ordinary Shares to listing on the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange ("Admission"). It is expected that Admission will become effective and dealings will commence on the London Stock Exchange on 4 March 2002.

For further information, please contact:

Jane Mussared	Allied Domecq PLC	+44 (0) 117 978 8255
Peter Durman	Allied Domecq PLC	+44 (0) 117 978 5733
David Mayhew	Cazenove	+44 (0) 207 588 2828
Roger Lambert		
David James	Schroder Salomon Smith Barney	+44 (0) 207 986 4000
Gareth Lake		
Anthony Cardew	Cardew & Co	+44 (0) 207 930 0777

This announcement has been issued by Allied Domecq and is the sole responsibility of Allied Domecq. Cazenove and SSSB are acting exclusively for Allied Domecq and no one else in connection with the Placing and will not be responsible to any one other than Allied Domecq for providing the protections afforded to clients of Cazenove and SSSB respectively nor for providing any advice in relation to the Placing or any other matters referred to in this press announcement.

This announcement is for information purposes only and does not constitute an offer or an invitation to underwrite, subscribe for or otherwise acquire or dispose of any securities or investment advice. Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser.

This announcement is not an offer of securities for sale in the United States and does not constitute an offer to sell or issue or the solicitation of an offer to buy or acquire ordinary shares in the capital of Allied Domecq in the United States or any jurisdiction in which such an offer or solicitation is unlawful. The information contained herein is not for publication or distribution to persons in the United States. The New Ordinary Shares have not been and will not be registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States unless they are registered with the U.S. Securities and Exchange Commission or an exemption from the registration requirements of the Securities Act is available. There will be no public offering of the New Ordinary Shares in the United States.

END

END

Results of the Placing of Ordinary Shares of Allied Domecq PLC (the "Placing")

Allied Domecq PLC ("Allied Domecq"), the international spirits and wine group, today announces details of the pricing and size of an accelerated bookbuilding process which took place earlier today. The proceeds of the Placing are to be used towards the financing of the announced acquisition of Malibu, a leading international spirits brand, and Mumm Cuvée Napa, a premium Californian sparkling wine. In the event that the acquisition does not complete, the proceeds will be used for general corporate purposes.

- 39 million new ordinary shares (the "New Ordinary Shares") have been placed at a price of 390 pence per New Ordinary Share.
- The New Ordinary Shares represent 3.7 per cent. of Allied Domecq's existing issued share capital. Following the Placing, Allied Domecq will have an issued share capital of 1,106,570,314 ordinary shares.
- *The gross proceeds receivable by Allied Domecq are approximately £152 million.*
- The New Ordinary Shares are to be listed on the Official List of the United Kingdom Listing Authority and admitted to trading on the London Stock Exchange.

Admission of the New Ordinary Shares to listing on the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange is expected to become effective and dealings in the New Ordinary Shares are expected to commence on the London Stock Exchange on 4 March 2002.

For further information:

Media enquiries:

Jane Mussared, Allied Domecq PLC +44 (0) 117 978 8255

Investor enquiries:

Peter Durman, Allied Domecq PLC +44 (0) 117 978 5753

This announcement is for information purposes only and does not constitute an offer or an invitation to underwrite, subscribe for or otherwise acquire or dispose of any securities or investment advice. Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser.

This announcement is not an offer of securities for sale in the United States and does not constitute an offer to sell or issue or the solicitation of an offer to buy or acquire ordinary shares in the capital of Allied Domecq in the United States or any jurisdiction in which such an offer or solicitation is unlawful. The information contained herein is not for publication or distribution to persons in the United States. The New Ordinary Shares have not been and will not be registered under the U.S. Securities Act of 1933 and may not be offered or sold in the

United States unless they are registered with the U.S. Securities and Exchange Commission or an exemption from the registration requirements of the Securities Act is available.

Company	Allied Domecq PLC
TIDM	ALLD
Headline	Director Shareholding
Released	18:12 28 Feb 2002
RNS Number	2364S

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Allied Domecq PLC

2) Names of directors

David Scotland

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of the Director named in 2 above.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

4,716 - held in own name
5,897 - held by Mrs A Scotland (Spouse)
32,739 - held by Towers Perrin Share Plan Services (Guernsey) Ltd - trustees of the Allied Domecq PLC Share Ownership Trust
43,352 - Total

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares under equity placing.

7) Number of shares/amount of stock acquired

3,000

8) Percentage of issued class

0.0003%

9) Number of shares/amount of stock disposed

N/A

10) Percentage of issued class

N/A

11) Class of security

Ordinary Shares of 25 pence each

12) Price per share

£3.90

13) Date of transaction

27 February 2002

14) Date company informed

27 February 2002

15) Total holding following this notification

4,716 - held in own name
5,897 - held by Mrs A Scotland (Spouse)
32,739 - held by Towers Perrin Share Plan Services (Guernsey) Ltd - trustees of the Allied Domecq PLC Share Ownership Trust
3,000 - Greenwood Nominees Limited
46,352 - Total

16) Total percentage holding of issued class following this notification

0.004%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

N/A

18) Period during which or date on which exercisable

N/A

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22) Total number of shares or debentures over which options held following this notification

N/A

23) Any additional information

N/A

24) Name of contact and telephone number for queries

Charles Brown - +44 (0)117 978 5265

25) Name and signature of authorised company official responsible for making this notification

Charles B Brown, Deputy Company Secretary

Date of Notification 28 February 2002

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Company	Allied Domecq PLC
TIDM	ALLD
Headline	Director Shareholding
Released	18:15 28 Feb 2002
RNS Number	2369S

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Allied Domecq PLC

2) Names of directors

Graham Hetherington

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of the Director named in 2 above.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

12,986 - held in own name
55,582 - held by Towers Perrin Share Plan Services (Guernsey) Ltd - trustees of the Allied Domecq PLC Share Ownership Trust
68,568 - Total

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares under equity placing.

7) Number of shares/amount of stock acquired

3,500

8) Percentage of issued class

0.0003%

9) Number of shares/amount of stock disposed

N/A

10) Percentage of issued class

N/A

11) Class of security

Ordinary Shares of 25 pence each

12) Price per share

£3.90

13) Date of transaction

27 February 2002

14) Date company informed

27 February 2002

15) Total holding following this notification

12,986 - held in own name
55,582 - held by Towers Perrin Share Plan Services (Guernsey) Ltd - trustees of the Allied Domecq PLC Share Ownership Trust
3,500 - Greenwood Nominees Limited
72,068 - Total

16) Total percentage holding of issued class following this notification

0.006%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

N/A

18) Period during which or date on which exercisable

N/A

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22) Total number of shares or debentures over which options held following this notification

N/A

23) Any additional information

N/A

24) Name of contact and telephone number for queries

Charles Brown - +44 (0)117 978 5265

25) Name and signature of authorised company official responsible for making this notification

Charles B Brown, Deputy Company Secretary

Date of Notification 28 February 2002

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Company	Allied Domecq PLC
TIDM	ALLD
Headline	Director Shareholding
Released	18:23 28 Feb 2002
RNS Number	2376S

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Allied Domecq PLC

2) Names of directors

Philip Bowman

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of the Director named in 2 above.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

105,000 - held in Sharelink Nominees Limited
92,149 - held by Towers Perrin Share Plan Services (Guernsey) Ltd - trustees of the Allied Domecq PLC Share Ownership Trust
197,149 - Total

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares under equity placing.

7) Number of shares/amount of stock acquired

20,000

8) Percentage of issued class

Less than 0.002%

9) Number of shares/amount of stock disposed

N/A

10) Percentage of issued class

N/A

11) Class of security

Ordinary Shares of 25 pence each

12) Price per share

£3.90

13) Date of transaction

27 February 2002

14) Date company informed

27 February 2002

15) Total holding following this notification

105,000 - held in Sharelink Nominees Limited
92,149 - held by Towers Perrin Share Plan Services (Guernsey) Ltd - trustees of the Allied Domecq PLC Share Ownership Trust
20,000 - Greenwood Nominees Limited
217,149 - Total

16) Total percentage holding of issued class following this notification

0.02%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

N/A

18) Period during which or date on which exercisable

N/A

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22) Total number of shares or debentures over which options held following this notification

N/A

23) Any additional information

N/A

24) Name of contact and telephone number for queries

Charles Brown - +44 (0)117 978 5265

25) Name and signature of authorised company official responsible for making this notification

Charles B Brown, Deputy Company Secretary

Date of Notification 28 February 2002

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Company	Allied Domecq PLC
TIDM	ALLD
Headline	Director Shareholding
Released	18:26 28 Feb 2002
RNS Number	2385S

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Allied Domecq PLC

2) Names of directors

Richard Turner

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of the Director named in 2 above.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

9,688 - held in own name
21,945 - held by Mrs SA Turner (Spouse)
40,113 - held by Towers Perrin Share Plan Services (Guernsey) Ltd - trustees of the Allied Domecq PLC Share Ownership Trust
71,746 - Total

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares under equity placing.

7) Number of shares/amount of stock acquired

8) Percentage of issued class

0.0003%

9) Number of shares/amount of stock disposed

N/A

10) Percentage of issued class

N/A

11) Class of security

Ordinary Shares of 25 pence each

12) Price per share

£3.90

13) Date of transaction

27 February 2002

14) Date company informed

27 February 2002

15) Total holding following this notification

9,688 - held in own name
21,945 - held by Mrs SA Turner (Spouse)
40,113 - held by Towers Perrin Share Plan Services (Guernsey) Ltd - trustees of the Allied Domecq PLC Share Ownership Trust
3,500 - Vidacos Nominees designation SSB1
75,246 - Total

16) Total percentage holding of issued class following this notification

0.007%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

N/A

18) Period during which or date on which exercisable

N/A

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22) Total number of shares or debentures over which options held following this notification

N/A

23) Any additional information

N/A

24) Name of contact and telephone number for queries

Charles Brown - +44 (0)117 978 5265

25) Name and signature of authorised company official responsible for making this notification

Charles B Brown, Deputy Company Secretary

Date of Notification 28 February 2002

END

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